Exhibit 99.1

Taiwan Liposome Company, LTD.

Notice of 2021 Annual General Meeting

(Summary translation, for reference only)

I.

The 2021 Annual General Meeting (the “Meeting”) will be convened at 10F., No.196, Jingmao 2nd Rd., Nangang District, Taipei City (10F Meeting Center) at 9:00 a.m. on June 29, 2021 (Tuesday). The agenda for the Meeting is as follows:

1.	Items for Reporting:
(1)	The 2020 operational report and the implementation report for the sound operating plan.
(2)	The report on implementation status for the private placement of 2020.
(3)	The review audit report for 2020 prepared by the Audit Committee.
(4)	Amendments to the “Rules of Procedures for Board Meetings” and the “Codes of Ethics for Directors and Managerial Officers.”
2.	Items for Ratification:
(1)	Ratify the 2020 financial statements and the operational report.
(2)	Ratify the 2020 deficit compensation proposal.
(3)	Ratify the amendments of the plan relating to the 2020 secondary public offering.
3.	Items for Discussion:
(1)	Proposal on releasing directors from non-competition restrictions.
(2)	Approval to issue new restricted employee shares.
(3)	Proposal for issuance of securities by public offering or private placement.
(4)	Discuss the proposed amendments to the Company’s Articles of Incorporation.
(5)	Discuss the proposed amendments to the Company’s “Rules of Procedure for Shareholders Meetings.”

(6)	Discuss the proposed amendments to the Company’s “Rules and Procedures on Election of Directors.”
4.	Ad Hoc Motions
5.	Adjournment
II.	Pursuant to Article 165 of the Company Act, share transfer registration for the Company will be suspended from May 1, 2021 to June 29, 2021.
III.	The registration for attendance will commence at 8:30 a.m. and the location of registration for attendance is at 10F., No.196, Jingmao 2nd Rd., Nangang District, Taipei City (10F Meeting Center).
IV.

Please find the Notice of Attendance and Proxy Form enclosed with this Meeting Notice. If you plan to attend the Meeting in person, please affix your signature or personal seal to the Sign-in Card and submit it for registration on the day of the Meeting. If you wish to appoint a proxy to attend the Meeting, please fill out the name and relevant information of the proxy, affix your signature or personal seal to the Proxy Form, and have the proxy affix his or her signature or personal seal to the Proxy Form. Such Proxy Form shall be delivered to the Company’s securities agent at the Register and Transfer Agency division of Sinopac Securities Corporation, at least five (5) days prior to the Meeting so that a sign-in card can be issued to the proxy.

V.	The shareholders, persons soliciting proxies, and the proxies shall bring with them identity documents to verify their identification when attending the Meeting.
VI.

If any shareholder solicits proxies, the Company will publish a summary of such solicitation on the Securities and Futures Commission website (http://free.sfi.org.tw). For shareholders who wish to make inquiries, please access the “free inquiry system for published information on proxies” page on the website, click on “entrance to published information on proxies”, and enter the search criteria.

VII.

The period during which shareholders may cast electronic votes for the Meeting will be from May 29, 2021 to June 26, 2021. The shareholders may vote online for the Meeting by accessing the “electronic voting platform for shareholders’ meeting” page on the website of Taiwan Depository and Clearing Corporation at https://www.stockvote.com.tw/, and casting their votes based on the instructions on the website.

VIII.	The institution responsible for tallying and verifying the votes for the Company is the Register and Transfer Agency division of Sinopac Securities Corporation.

Sincerely Yours

The Board of Directors of Taiwan Liposome Company, LTD.

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